UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2006

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: August 9, 2006

CAMTEK LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of Camtek Ltd. (the “Company”) will be held on September 14, 2006 at 4:00 p.m. local time in Israel, at the law offices of Shiboleth, Yisraeli, Roberts, Zisman & Co., and Moshe H. Ne’eman, Ben-Artzi & Co., at 46 Montefiore St., Tel Aviv, Israel. The Annual General Meeting is for the following purposes:

1)	To discuss the audited financial statements and the report of the Board of Directors for the fiscal year ended December 31, 2005;

2)	To elect two directors to serve as outside directors as required under the Companies Law 5795-1999 (“the Companies Law”);

3)	To approve the remuneration of the two nominees to serve as outside directors;

4)	To re-elect three directors to the Board of Directors of the Company;

5)	To authorize the Company’s chairman of the Board to continue to hold the position of General Manager for an additional term of three years; and

6)	To appoint Goldstein Sabo Tevet and Somekh Chaikin, a member firm of KPMG International, as the Company’s joint independent auditors for fiscal year 2006.

        Holders of record of the Company’s Ordinary Shares at the close of business on August 8, 2006 (the “Shareholders”), are entitled to notice of and to vote at the Meeting. All Shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.

No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of the Company, the joint owner whose name appears first in the Company’s Share Registry may vote in person or by proxy at the Annual General Meeting. If such joint owner is not present at the Annual General Meeting, the joint owner whose name appears thereafter may vote in person or by proxy at that Annual General Meeting, and so forth.

By Order of the Board of Directors

August 9, 2006	/s/ —————————————— RAFI AMIT Chairman of the Board of Directors

CAMTEK LTD.

RAMAT GAVRIEL INDUSTRIAL ZONE
MIGDAL HAEMEK, ISRAEL

PROXY STATEMENT

This Proxy Statement is furnished to the holders of record of Camtek Ltd.‘s (“Camtek” or the “Company”) ordinary shares, NIS 0.01 nominal value (the “Ordinary Shares”), at the close of business on August 8, 2006 (the “Shareholders”), in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Annual General Meeting will be held on September 14, 2006 at 4:00 p.m. local time, at the offices of Shiboleth, Yisraeli, Roberts, Zisman & Co. and Moshe H. Ne’eman, Ben-Artzi & Co., at 46 Montefiore St., Tel Aviv, Israel.

It is proposed that the agenda at the Annual General Meeting include the following items:

1)	To discuss the audited financial statements and the report of the Board of Directors for the fiscal year ended December 31, 2005;

2)	To elect two directors to serve as outside directors as required under the Companies Law 5795-1999 (“the Companies Law”);

3)	To approve the remuneration of the two nominees to serve as outside directors;

4)	To re-elect three directors to the Board of Directors of the Company;

5)	To authorize the Company’s chairman of the Board to continue to hold the position of General Manager for an additional term of three years; and

6)	To appoint Goldstein Sabo Tevet and Somekh Chaikin, a member firm of KPMG International, as the Company’s joint independent auditors for fiscal year 2006.

        A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company prior to the time fixed for the Meeting, shall be voted in favor of all the matters to be presented at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present at the Meeting.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only Shareholders of record at the close of business on August 8, 2006 will be entitled to vote at the Meeting. Proxies are being mailed to Shareholders on or about August 9, 2006, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The Company had 29,856,672 Ordinary Shares issued and outstanding on August 1, 2006, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more Shareholders conferring an aggregate of no less than 33(1)/3% of the voting rights of the Company entitled to vote and present, in person or by proxy, within one half hour of the time specified for commencement of the Meeting, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of August 1, 2006, the number of shares beneficially owned by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s issued and outstanding shares, and (ii) all directors and officers as a group.

	Beneficial Ownership Prior to the Offering
	Number of Ordinary Shares Owned(1)	Percentage of Total Outstanding Ordinary Shares

Rafi Amit(2)	18,665,647	62.5%
Yotam Stern(3)	18,712,303	62.7%
Priortech Ltd.(4)	18,605,203	62.3%
Directors and executive
officers as a group (13 persons)(5)	19,292,787	64.4%

(1)	Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this Proxy Statement are deemed outstanding for computing the percentage of the persons holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2)	Mr. Amit has options to purchase 60,444 of our ordinary shares. In addition, as a result of a voting agreement relating to a majority of Priortech's voting equity, Mr. Amit may be deemed to control Priortech. As a result, Mr. Amit may be deemed to beneficially own the shares of Camtek held by Priortech. Mr. Amit disclaims beneficial ownership of such shares.

(3)	Mr. Stern directly owns 63,000 of our ordinary shares. In addition, as a result of a voting agreement relating to a majority of Priortech's voting equity, Mr. Stern may be deemed to control Priortech, As a result, Mr. Stern may be deemed to beneficially own the shares of Camtek held by Priortech. Mr. Stern dislaims beneficial ownership of such shares.

(4)	Priortech's principal executive offices are located at Industrial Zone, Migdal Ha'Emek 23150, Israel. As a result of a private placement on June 21, 2006, Priortech issued securities convertible into 1,220,000 shares owned by it to a third party. If all such securities are exercised, Priortech's beneficial ownership would be reduced to 47%.

(5)	Including Messrs. Amit's and Stern's interest in ordinary shares beneficially owned by Priortech. Our directors and executive officers as a group beneficially own 687,584 of our ordinary shares in addition to those beneficially owned by Priortech.

ITEM 1

DISCUSSION REGARDING THE AUDITED FINANCIAL STATEMENTS
AND THE REPORT OF THE BOARD OF DIRECTORS

At the Meeting, the audited financial statements for the fiscal year ended December 31, 2005 will be presented before the Shareholders present at the Meeting, as required by the Companies Law, 5759 – 1999 of the State of Israel (the “Companies Law”).

This item will not involve a vote of the shareholders.

ITEM 2

ELECTION OF OUTSIDE DIRECTORS

Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Companies Law to appoint at least two outside directors. To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or the Company’s affiliates, as such terms are defined in the Companies Law. The term “affiliation” includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder. In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director.

The outside directors must be elected by the shareholders. The term of an outside director is three years and may be extended for an additional three years. Under the Companies Law, each committee of a company’s board of directors empowered with powers of the board of directors is required to include at least one outside director, except that the audit committee must be comprised of at least three directors, including all of the outside directors.

It is proposed that Ms. Gabriela Heller and Mr. Raphael Koriat, be elected to the Board of Directors of the Company as outside directors, for a term of three years, until August 2009, unless the office is earlier vacated under any relevant provisions of the Articles.

The Company has received a declaration from the above-mentioned nominees, confirming their qualifications under the Companies Law to be elected as outside directors of the Company.

Under the Companies Law, in the event that Ms. Heller or Mr. Koriat should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment to be suitable to serve as an outside director.

Approval of the above resolution will require the affirmative vote of a majority of ordinary shares present at the Meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not controlling shareholders (as such term is defined in the Companies Law), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of the company’s outstanding shares.

Set forth below is information about Ms. Heller and Mr. Koriat, including their principal occupation, business history and other directorships held.

GABRIELA HELLER

Ms. Heller has served as Chief Financial Officer of Walden Israel Ltd. since 1994. Walden Israel is a venture capital fund that started as the Israeli arm of the Walden Group of international venture capital funds that collectively manages approximately $1.5 billion in assets. From 1998 to 2000, Ms. Heller also served as Internal Controller of Vilar International Ltd. From 1989 to 1994, Ms. Heller served as a Manager of Kost, Forer, Gabbay & Kasierer, CPA, the Israeli affiliate of Ernest & Young.

Ms. Heller serves as an outside director of Electra Consumer Products Ltd., a public company traded on the Tel Aviv Stock Exchange, or TASE, and served as an outside director of One 1 Products Ltd., a public company formerly traded on TASE, between 2000 and 2003, and of Priortech Ltd., the Company’s controlling shareholder, from 1999 to 2003.

Ms. Heller received a B.A. in Accounting and Economics from the Hebrew University of Jerusalem, Israel, and is a CPA since 1991. She also received a LL.M. from the Faculty of Law in Bar-Ilan University.

Ms. Heller qualifies as a financial expert for purposes of the Sarbanes-Oxley Act and the Nasdaq listing requirements.

RAPHAEL KORIAT

Mr. Koriat is the Founder and CEO of Korel Business Ltd., a company specializing in strategic positioning and management of high-tech companies. Mr. Koriat served as the President and CEO of Lambda Crossing Ltd., a company engaged in the optical components for the communication networks, between 2001 and 2005. From 1992 to 2001, Mr. Koriat was the Founder and CEO of Steag CVD System Ltd. and its subsidiary, Steag CVD Inc. in San Jose, California; both companies are manufacturers of advanced front-end semiconductor capital equipment.

From 1972 to 1992, Mr. Koriat was with Kulicke and Soffa Industries Inc., a leading manufacturer of semiconductor assembly equipment, and served in the United States as Corporate VP of Engineering and Technology, Corporate Director of Business & Marketing and Division Manager of the Business Units.

In addition to his present role, Mr. Koriat is also the founder and chairman of the Sub-Micron Semiconductor Consortium and OptiPac Consortium (Optical Packaging for Communication Networks), under the Israeli Chief Scientist Magnet program.

Mr. Koriat received a BSc from the Technion, Israel Institute of Technology in Haifa, Israel, a M.Sc. from Drexel University in Philadelphia, Pennsylvania and also completed an Executive Management Program at Stanford University, Palo Alto, California.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED that: Ms. Gabriela Heller and Mr. Raphael Koriat shall be elected to the Board of Directors of the Company as outside directors, for a term of three years, until September 2009.”

ITEM 3

REMUNERATION OF OUTSIDE DIRECTORS

The remuneration of outside directors of an Israeli company is regulated by the Companies Law, the Companies Regulations (Rules Regarding Compensation and Expenses to Outside Director), 2000, as amended (“the Regulations”), and the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2000, as amended (“the Alleviation Regulations”).

Under the Companies Law and the Regulations, a company must pay its outside directors compensation in the form of an annual fee and a per meeting attendance fee in the manner set forth in the Regulations.

In addition, a company may pay its outside directors compensation in the form of shares or rights to purchase shares of the company. Such securities must be granted within the framework of a benefit plan for all the company’s officers and directors who are not outside directors, except that directors who are controlling shareholders must be excluded from the grant of such securities.

A nominee for outside director must be informed of the compensation to be paid by the company (and in the case of a grant of securities, also the terms of grant) prior to the nominee’s consent to serve in such capacity, and such compensation may not be changed during any three-year term of service as an outside director. Also, the compensation paid to each of a company’s outside directors must be the same, regardless of the form of compensation.

Subject to the election of Gabriela Heller and Raphael Koriat as outside directors for an initial three-year term (see Item 2) and shareholder approval of this Item 3, the Company’s Audit Committee and Board of Directors have decided to pay to them, effective as of their appointment as outside directors and for the duration of their service in such capacity, compensation in the form of a fixed annual fee and a per meeting attendance fee in accordance with the sums referred to in the Regulations and the Alleviation Regulations.

In addition, subject to the election of Gabriela Heller and Raphael Koriat as outside directors for an initial three-year term and shareholder approval of this Item, the Company’s Audit Committee and Board of Directors have also decided to pay to them, effective as of their appointment as outside directors and for the duration of their service in such capacity, compensation in the form of a grant of options to purchase a total of 5,000 of the Company’s ordinary shares per each outside director, to be issued under the Company’s 2003 Employee Stock Option Plan and the Sub Plan for Grantees Subject to Israeli Taxation.

According to the terms of grant, the options are exercisable at a purchase price equal to the closing price of the Company’s ordinary shares on the NASDAQ National Market on the last trading date prior to July 31, 2006 (the date of approval of the grant by the Company’s Audit Committee and Board of Directors – “the Grant Date”). The options shall vest over a period of 4 years, of which 30% are to vest on each of the first three anniversaries of the Grant Date and 10% on the fourth anniversary of the Grant Date. The options are exercisable until Ms. Heller’s and/or Mr. Koriat’s resignation or the termination of their position as outside directors of the Company, at which time any options that have not previously been exercised will expire.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED that: subject to and effective as of the appointment of Ms. Heller and Mr. Koriat as outside directors and for the duration of their service in such capacity, to pay to them compensation (i) in the form of a fixed annual fee and a per meeting attendance fee in accordance with the sums referred to in the Regulations and the Alleviation Regulations; and (ii) compensation in the form of grant of options to purchase a total of 5,000 ordinary shares per each outside director. The terms of such option grant, including the exercise price, shall be as described in the Proxy Statement for the 2006 Annual Meeting of Shareholders.”

The affirmative vote of holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting thereon, is required for the approval of the foregoing resolutions.

ITEM 4

RE-ELECTION OF DIRECTORS

The Articles of the Company (the “Articles”) provide that the Board of Directors shall consist of no fewer than five and no more than ten directors. The number of directors who presently serve as members of the Board of Directors is five. Of the five directors, three directors are considered independent directors under the Nasdaq Stock Market listing requirements, two of whom were appointed to serve as outside directors as required under the Companies Law until this year’s Annual General Meeting. Directors of the Company who are not appointed to serve as outside directors under the Companies Law commence serving upon their appointment by the shareholders of the Company and until the conclusion of the next annual general meeting of shareholders.

The three directors of the Company who are not outside directors are nominated for re-election to the Board of Directors to serve until the conclusion of the Company’s next annual general meeting of shareholders. The nominees, their principal occupation or employment and the year in which each first became a director are described below:

        Rafi Amit has served as our Chief Executive Officer since January 1998 and has served as Chairman of the Board of Directors since 1987. At the Annual General Meeting of Shareholders held on July 24, 2003, the shareholders of the Company authorized Mr. Amit to serve both as Chairman of the Board of Directors and as the Chief Executive Officer of the Company for a term of three years. Since 1981, Mr. Amit has also served as the Chairman of the Board of Directors and as a director of Priortech since 1988. From 1981 to 2004, Mr. Amit also served as the President and Chief Executive Officer of Priortech. Mr. Amit has a B.Sc. in Industrial Engineering and Management from the Technion – Israel Institute of Technology.

        Yotam Stern has served as an executive officer of the Company since 1998 and, since February 2001, he has served as our Executive Vice President, Business & Strategy. He has also served as a member of our board of directors since 1987. From January 1998 until February 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern has also served as the Chief Financial Officer of Priortech since 1981 and as Priortech’s Chief Executive Officer since 2004 as well as serving as a director of Priortech since1985. Mr. Stern has a B.A. in Economics from the Hebrew University of Jerusalem.

        Eran Bendoly has served on our Board of Directors since November 2000. Currently, Mr. Bendoly serves as the Chief Financial Officer of Personeta Inc., a leading vendor of intelligent network service creation platforms. From 2003 to 2006, Mr. Bendoly served as Chief Executive Officer of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates a technological incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director of Finance for Europe, Middle East & Africa of Mindspeed Technologies, Inc., a U.S.-based fabless semiconductor manufacturer. From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and, from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. in International Relations from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium. Mr. Bendoly is considered an independent director under the Nasdaq Stock Market listing requirements and qualifies as a financial expert for purposes of the Sarbanes-Oxley Act and the Nasdaq listing requirements.

In the event that any of the nominees is unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy for such purpose, in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any of the nominees.

The affirmative vote of holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting thereon, is required to re-elect Messrs. Rafi Amit, Yotam Stern and Eran Bendoly to the Board of Directors of the Company.

        It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED that: Mr. Rafi Amit, Mr. Yotam Stern and Mr. Eran Bendoly shall be re-elected to the Board of Directors of the Company to serve until the next annual general meeting of shareholders.”

ITEM 5

AUTHORIZATION TO CHAIRMAN OF THE BOARD TO HOLD
POSITION OF GENERAL MANAGER

Mr. Rafi Amit has served as the Company’s Chairman of the Board of Directors since 1987 and as its General Manager since 1998. Pursuant to Section 121(c) of the Companies Law, the Chairman of the Board of Directors of a public company may also serve as the General Manager of such company, only if the shareholders of the Company have authorized him to hold both positions, and provided that he shall hold both positions for a period of no more than three years.

It is proposed that the Annual General Meeting authorize the Chairman of the Board to continue to hold the position of General Manager for an additional term of three years.

Approval of the above resolution will require the affirmative vote of a majority of ordinary shares present at the Meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not controlling shareholders (as such term is defined in the Companies Law), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of the Company’s outstanding shares.

        It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED that: Mr Rafi Amit, the Company’s Chairman of the Board, shall be appointed to hold position as General Manager for an additional term of three years.”

ITEM 6

APPOINTMENT OF INDEPENDENT AUDITORS

The Companies Law and the Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of the shareholders of the Company, and that the independent auditors serve in this position until the conclusion of the following annual general meeting, or until such later time as determined at the annual general meeting, provided that the auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant and the Company does not have an additional auditor, the Board of Directors shall convene a special meeting of shareholders as soon as possible to appoint an auditor.

The Audit Committee recommends the appointment of Somekh Chaikin, a member firm of KPMG International, as joint auditor with Goldstein Sabo Tevet for fiscal year 2006 audit to replace Brightman Almagor & Co. There has been no disagreement between the Company and Brightman Almagor & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. Goldstein Sabo Tevet and Somekh Chaikin, a member firm of KPMG International, are nominated for appointment as joint independent auditors of the Company for the fiscal year ending December 31, 2006. Goldstein Sabo Tevet has served as the Company’s independent auditor since 1987. Although the two firms will serve as joint auditors, Somekh Chaikin, a member firm of KPMG International, will be a sole auditor for all SEC filings and reporting.

The following table presents the aggregate amount of fees paid by the Company to Goldstein Sabo Tevet and Brightman Almagor & Co. for their services to the Company for the fiscal year ended December 31, 2005:

	Annual Financial Statements Auditing Services	Other Auditing and Tax Related Services
Goldstein Sabo Tevet	$35,000	$20,000
Brightman Almagor & Co.	$55,000	$45,000

Other services include those in connection with a transaction that was not completed.

        The affirmative vote of holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and entitled to vote and voting thereon is necessary for the appointment of Goldstein Sabo Tevet and Somekh Chaikin as joint independent auditors of the Company, and for authorizing the Board of Directors, following the Audit Committee’s recommendation, to determine the auditors’ fees.

        It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED that: (i) Goldstein Sabo Tevet and Somekh Chaikin be, and the same hereby are, appointed as the Company’s joint independent auditors for the fiscal year ending December 31, 2006, while Somekh Chaikin, a member firm of KPMG International, will be a sole auditor for all SEC filings and reporting; and (ii) the Board of Directors of the Company be, and the same hereby is, authorized to determine the fees for Goldstein Sabo Tevet and Somekh Chaikin, at the Audit Committee’s recommendation, for the fiscal year ending December 31, 2006, according to the nature and volume of their services.”

By Order of the Board of Directors,

/s/ —————————————— RAFI AMIT Chairman of the Board of Directors

Dated: August 9, 2006